AVENTIS

Moderator: Arvind Sood
February 5, 2004
1:00 p.m. UK

Operator:	Welcome to the Aventis 2003 Year End Results Meeting. We will now connect you into the live presentation.
Arvind Sood:
OK. Everybody's here? Wow, a big crowd today. Ladies and gentlemen, good afternoon. My name is Arvind Sood. I'm in charge of investor relations at Aventis. First of all, let me welcome you on behalf of our senior management team this afternoon. We have a lot of ground to cover today, so I'm going to keep my comments very brief.

Initially, our focus, of course, was going to be on our 2003 results as well as giving you a perspective on our growth objectives for 2004. However, in light of Sanofi Hospital bid for Aventis, the content of today's meeting is going to be a bit more comprehensive, as you can imagine.

First of all, we have Igor Landau here, who is the chairman of our management board. He is going to provide some key reasons as to why the management board and why the supervisory board has unanimously rejected this offer and why we also believe that there's much greater value in Aventis. After Igor, our Vice Chairman and Chief Financial Officer Patrick Langlois is going to discuss our 2003 results. And he's going to come back a bit later to provide a growth outlook for the 2004 to 2007 time period. In between, Richard Markham, who's the vice chairman and chief operating officer, will talk about the new peak sales expectations for many of our key strategic products as well as latest developments in our pipeline.

Lots of information, but I would like for you to focus on two key themes as you listen to what we have to say today through our presentation—track record of delivery and potential for far greater value in Aventis.
With that, I would like to ask Igor to come up and make a few comments—Igor.
Igor Landau:	Thank you, Arvind. So, ladies and gentlemen, good afternoon. As usual, Arvind took half of the introduction I want to do. Thank you, Arvind.

Now, what I wanted to stress is the outline of the presentation, this having been done. I perfectly know that you would like to hear a lot about the offer, a lot about our reaction to the offer, our strategy and our defenses. This is not the purpose of the meeting. The purpose of the meeting is, yes, I will give some reaction to the offer we did, but mainly we are going to concentrate on 2003 delivery, not just the numbers, but what has happened in 2003, which makes us confident for future growth.

You know that we have planned a few months ago to hold in May a business day. The purpose of this business day was to outline. And we haven't got it now since June 2002 what is in our pie and also to talk about other initiatives we are working on now since a few months to ensure the growth of the company. But given the circumstances and in order for you and mainly for all our shareholders to get at the proper moment the right appreciation of what Aventis is, what Aventis might deliver, we brought a lot of that into this meeting. But we have, of course, to condense it in something digestible because we to assume that the business day will last an afternoon.
And on that particular point, Dick is going to come in and then Patrick is going to give what it means in terms of future outlook.

What you will see is we have very good news. And I hope that we'll be able to demonstrate that Aventis, our company, is significantly more valuable than the offer we got if we can understand the offer. In addition, you know that our board has give us a clear mandate, which is in the end to receive a clear recommendation between alternative (synergies), how we see us going forward versus this combination proposed by Sanofi on one hand, how we see us going forward versus other potential combinations. We are very actively working on it, but you won't be surprised we won't be able to make any comments at this stage about this topic.

The last remark some of you might not know the AMF regulations, the French (sect). This regulation do not put us today in a position to give detailed response to the offer we received some 10 days ago. We will make detailed response in due time, probably before the end of next week, in a written form. And that's why I will limit my comments to some generality, but without at this stage neither providing slide—we are forbidden to do it—that we have prepared, not specific numbers, but some patience. We will come back to you in due time and give you all you need for you to make your (jog).

So, let's start with our comments on the Sanofi and (Solitas) bid. Clearly, we have rejected it with the full support and the unanimous support of our board. Now, the first point is in terms of value, whatever measure you take, either prior experience. In sum, in other companies it's well beyond even a (lookable) level at playing whatever multiple you can apply to a pharma company it's not even worth looking at this. I used prior before the word "ridiculous". That's exactly what we feel. But, in fact, this offer goes more beyond value or just value because what are our shareholders being offered? Cash? No. Essentially we change (their) shares against shares of Sanofi, which will make it simple. They are asked to share considerable risk linked with Sanofi shares. I'm not the one talking about it. You or some of your colleagues are talking about it. It is known that if Sanofi was going to lose its key products, Plavix, could occur at the end of 2004, early 2005, the value of the shares—and I just repeat analyst report—could go down 35 percent—considerably.

Second one linked to product. You all know that they (certain) product 20 percent of their sales. Amgen is going to generate competition. When? As soon as (Sanofi sells). This is not a risk. It's almost a certainty. I would add also that the key shareholder of Sanofi, (total), 24 percent of their share has made it clear they do not consider they invest in Sanofi as strategic. They want to sell the share when the (back) end of 2004. It means huge (overhang) and usually such type of (overhang), the least to say, are not helping the share movement in the right direction.

So, basically not only the value is in all things ridiculous, but on top free of charge they are asking our shareholders to take an insurance policy.

Thirdly, third reason execution. Just let me give some illustration. You have heard—you might have understood better than I did 1.6 billion (synergies). From what I've understood—I might be wrong—both of it—400, 500, 600 million should come from positive synergies—we're talking about bottom line, pretax. Positive synergies link to sales. We're talking then take a 50 percent margin, more than one billion additional sales, which should come from where? Aventis product, but not—Aventis old product. Interesting concept if they want to buy it and generate that much money. I (understand that). So, this is a first in the way you talk about synergies.

The second (feat) looks more traditional, 1.1 billion. (Euro) synergies (will issue in) this is what he's saying to the financial community. When they talk to unions no layoff. I cannot understand the form of layoff because the bulk is going to happen first in France, 30,000 people out of a total of 100,000, the rest in Europe because they need us in the states. They need us in Japan. They need the global R&D authorities. So, either you deliver the synergies—I have not any position—or you don't judge the people and forget about the synergies. At least there are uncertainties.

Of this, the only uncertainly not at all we have here the company wants to take over another company. But what has been (the truck recall) of this company in terms of delivering growth? If you look at this, I'm not saying it's not a fine company. They haven't done their job. But who did their job? Plavix (BMS), Ambien sure. Yes, they launched one (quarter) sales in the states. And some of you, I remember, two years ago were saying, "You know, your (lobonoff) is really in trouble." (Arethra) is going to kill it. What are the sales of (Arethra), very successful launch by Sanofi in the states in 2003. How much is it? Twelve million euro—19 million, sorry—19 million euro. It goes to the point that they are publicly safe. If this still happens we're going to sell (Arethra).

So, in terms of the execution risk, and I want to be serious, there is a proposal to our shareholders to take over a company who has delivered, who has made product (this) with a track record, which at least needs to be proven. I was also talking about other aspects put forward by Sanofi. They say strategically it makes sense. Yes, it makes sense. I couldn't agree more if you are Sanofi. Look at this front the Aventis shareholders are (staking). Not only strategically it doesn't make sense, but in my opinion it's a major step backwards. Why? Our strategy since 10 years even prior to Aventis and since Aventis has been and remains to look at the pharma business as it is. And what is the pharma business? You have to have more and more of your sales in the states because that's the biggest market. That's where your innovation is taken by the doctors in the (passion) much faster than the rest of the world. That's where you get the price. That's where the profit comes.

Then you know Aventis, all of you. The (10) point profitability improvement that we have delivered in just four years comes from our push in the states. And now, close to 40 percent of our business is in the states. When you look at the pro forma of the new entity that our shareholders should receive shares from, the 40 percent goes to 30, not to take in account that some products might be lost because of antitrust or because of other reasons. This is the issue (in post hoc vid). You don't know what you buy.

Do they have a clue if we don't have (number) product, which, according from other parties, and which could come back to this other party if there is a change of control? They have no clue. It's a real issue. So, basically strategically we are going to rigorous in terms of where distribution of sales in terms of profitability. On the contrary, this new company would be over-exposed. Where? France, Europe. You know the growth rate of the business in France and Europe. You know the prices. You know the profitability. That's not where you want to increase your share of the business. This is one consideration strategically. For us, it's totally looking in the wrong direction.

Second point, (size). You are number 14. You would like yourself with a number five. It could make sense. But our shareholders, the one who have to take the decision, they are number five. Would you marry the number 14? Do you see a step change in that? There is no safe exchange. We have always said that we think that for the moment this is exactly my answer one year go. We always say the combination never would be stupid. We are conscious that at some point in time a combination could be the best option for Aventis and its employees and its shareholders. But if we were going to make a combination, clearly it would be to really have enjoyed a step change to become number one. We would never dream of marrying us with a much smaller company, and mainly a European company.

So, what I want to say is I can't understand still today how strategically, not to talk about the financials that I addressed before, not to talk about the major execution risk I talked before, why strategically our shareholders should even spend a minute looking at this.

My last comment is that we have a clear understanding what we are talking about. On one hand we are Aventis. And I hope that by the end of the afternoon you will have been able to have an even better appreciation of what the value Aventis should be. We're going to spend time talking about the products of today, the products which are just coming, and about potential growth rates. And you are going to be able to make your own map, taking our earnings projection applied to the your judgment, taking our top line growth projections, applying your judgment, then come out with range of value. This is clear.

At the end of the day our shareholder will have to compare this with what? With what? This new company is going to be the sum of Aventis plus Sanofi plus synergies, which synergies at some point, I hope, they will get a clear clue, minus product divestments, antitrust minus—and at some point we will make it clear what will disappear from Aventis for reasons unknown to Sanofi—minus considerable execution risk, which are not because of bad will, because that's the way it happens. You have a merger, on top of that a (post) merger. You think you accelerate your development program? You lose time. You lose people. So, we will have certainly another minus, and each one will have to appreciate how much it translates in growth and potential earnings for the new company. These are the two things which you and our shareholder will have to compare at the end. And we will come back in two, three weeks to help you understand this other case. We are trying to work on it. We've reasoned. Because our duty, we management, is to come at the right moment to our shareholders with something which has been seriously worked out so that they are in a position to compare and then to choose. What I want to say why we rejected this offer that we—is that we don't see one reason how it makes sense for our shareholders. And we don't see how or when it could make sense.

Having said that, let's come back to what is important and the purpose of the day—Aventis growth potential. I would just say a few words before passing the floor to my colleagues. Two thousand three results you've seen them. I just want to stress 90 percent earnings growth in a year where we have the euro versus the dollar and other currency affecting us quite a bit, plus a number of unexpected (halfway), which have hurt us in France, in Germany, in Italy in particular. To deliver 19 percent is not bad. We are continuing to do what we have done since the creation of Aventis. We managed to deliver what we promised to deliver, even slightly more.

More importantly, because here we're talking about the future, we did file five new products in 2003—new products and vaccines, not an extension—new products. And you will have the opportunity to understand what they are. Two thousand four we plan to launch four products if we can keep (Delix) as a new product. Then you will appreciate what is in our pipes and further for you to develop your ideas.
Thank you. And I will pass the floor to Patrick.

Patrick Langlois: OK. Good afternoon, everyone, and thank you, Igor. Back to—briefly to the 2003 performance. And I'm going to focus on some key elements. You have all the information, which has been distributed to you. And I would be happy to answer any question you could have later on.

The main elements of both satisfaction in terms of performance for 2003 is that, first, in terms of sales for the core business the performance of about close to six percent, which was not a surprise, as we indicated to you, an improvement in EBIT margin. EBIT margin—EBITDA margin to sales is growing by 1.8 percentage points versus what it was in 2002. When you look at the growth of the EBITDA on a reported basis it's only two percent, but if you exclude the currency effects at the EBITDA level instead of two percent you can say the EBITDA has increased by 17 percent. So—and earnings per share, as Igor has indicated before, 3.11, which is up 19 percent compared to 2002.

You will see in the next slide that we have made some significant progress in terms of the performance of our strategic products. And you will see on the key market—I'd like to come back on the previous slide, thank you. And Dick is going to comment about the performance on some of the key markets. And one of the key important achievement or so, which is very important for us and for the future of the company, which was clearly raising some question, some issues last year, which is cash flow and the free cash flow generation by this company. We have achieved 2.6 billion free cash flow for the core business in 2003. And, as it was, two billion in 2002.

Looking at the—what makes the top line evolution and what makes the margin improvement is, of course, the evolution of the key and the strategy products. You have here the (governments) of the strategic products including the vaccine. And I'm not going to comment on the products, but this group of product has increased by 22 percent in term of activity compared to 2002. Lovenox, where we say in the U.S. we will do 15 percent, we did in the U.S. Lovenox sales on a full year about 20 percent or 20 percent plus. And you can see the performance of some recently launched products, like Lantus, which is growing very, very nicely.

In terms of (Alegra)—and we have here the total sales of (Alegra), which is the—which are the sales in the U.S. and in Japan—the total sales of (Alegra) is plus 1.1 percent. And for the U.S. it's neutral, slightly (3.1) of one percent, again due to the competition of the Claritin and the OTC products. We were—when we met about a year ago to do slight growth, low single digit growth for (Alegra) U.S., performance has been, let's say, flat. And you will see in the future what do we expect for (Alegra) sales in the U.S.

As far as the rest of the portfolio, I think it's important for you, which is minus 10 percent, which still represents a large part of our business is, as we have seen on a quarterly basis, a negative performance of about 10 percent. It's a mix of many things. First, the derm business—dermatologic business, which is doing fine, the largest derm business, and mostly present in the U.S. market. And the performance has been (plus) 18 percent in 2003 versus 2002. We want to (align) this business because you will see when Dick is going to talk about products and new products there is potential for significant increase in that area.

As far as the bulk and the (total) manufacturing it's a small amount, minus 20 percent. You remember what we said it's mostly some active ingredients sold to third parties and contract manufacturing. I mentioned to you about nine months ago that our policy was to try to eliminate as much as possible the (total) manufacturing activity because it's not really our business for the future. So, what explain this minus 20 percent. The main (soft) concern, and especially starting in 2003, is the so-called older products. And when I will come back later on to talk about the future analyze about this (carob) initiative, of course, is with what the minus 10 percent for a group of product, which is around five billion within the total portfolio of Aventis. It's a product—it's mostly the products which are non-strategic. They are non-global. They are either—there is generic competition for these products or because these products are not supporting—there is no promotional support behind these products, which is also one of the reasons we have this sales (evolution). I'll come back to that as part of the action we want to take for 2004.

And you can see what it represent today in terms of percentage of sales. Strategic products, including vaccine, which is (highly gross), but they will present in 2003 65 percent of our total sales compared to 42 percent at the time we formed and we created Aventis. There is still room to grow. And we feel that over the next three years we can achieve a much, much higher percentage of, let's say, level of concentration within Aventis.

Just a quick comment about margins. When you look at the EBITDA margin, of course we can say it's 1.8 percentage points, getting to an EBITDA margin of 27 percent, 27.4 percent in term of sales. It's important for you to see also the evolution of the gross margin and to understand why this evolution of the gross margin in 2003 for the core business versus 2002, where we have a decline of .4 of one percent of gross margin in 2003. You remember what we have told you several times, the currency fact, because the way and where we are manufacturing most of our products makes that we are very sensitive—much more sensitive to currency at the gross margin or the gross profit level than what the sensitivity at the EBITDA level.

If we were to exclude the currency impact from the gross margin and to do the gross margin on the same level of currency 2003 versus 2002, we should see an improvement of about .4 of one percent, meaning it should be 74.5 in 2003 versus 2002. So, we still have some mix—positive mix coming up, and also one of the reasons perhaps not as high as we expected when we started 2003. In fact, the business mix, meaning that there is some performance of the vaccine business in 2003 which grew much faster than the (human) pharmaceutical business or the pharmaceutical business had also a slight negative impact on the gross margin. As part of this EBITDA number we have the restructuring expenses of about 200 million included in the EBITDA number as it is related to the productivity program we announced last year.

So, in terms of EPS performance, it has been already commented by Igor 3.11 or 19 percent versus 2002, but looking at it, let's say, forward—backwards—four years backward, you can see the evolution of the earnings per share of the core business having seen the creation of Aventis, which is an average growth rate for the period of about 27 percent.

Just a quick comment about the cash flow and the free cash flow and the debt at the end of the year. We started—at the end of 2002 we started 2003 with a level of debt of 3.452 million of—billion of debt. And we had this strong, strong free cash flow generation coming from the core business before the German—the one (shot) German pension funding—I'll come back to that—of 2.5 billion. So, much better than what it was a year ago. Our famous non-core cash out, which has been a concern last year, we still have in 2003 a negative cash flow—free cash flow coming from the non-core activities of about 475 million, much less than what we led you to believe. You remember when we had the first six months we were at about 500 and something—512. And we said for the full year we should be at about 600 million to 700 million negative cash flow for coming from the non-core. We have been able to manage mostly on the Aventis billing side, but some other elements to get—and to (meet) the negative cash flow coming from the non-core activities. And I'll talk about the future—what's going to happen in the future.

So, looking at the key components of Aventis core business and the few winning non-core activities, before any specific financing activities our debt will have moved from 3.452 to 1.603. But, again, we decided to two things mostly—to contribute the 1.5 million German pension funding, because we said that it was making a lot of sense looking at interest rates looking at the evolution and the situation of the capital market, and the level of—let's say, the (unfunding) level of this German pension. And we decided (to stick with) 1.5 billion, which is—versus the 2.2 billion of total liability in Germany. The number of 1.5 was done such a way that with a normal and acceptable gross rate of return we could (yield alternatively) in 2005 or 2006 or 2006-2006 fully funded in Germany. So, 1.5 was one shot initiative. The second one was the share buyback, which was 720 million euros in 2003. And there is—there was also a smaller amount related to the (Williams) and some quasi equity (old) pension-type financing, which was missed or put in place earlier—later, sorry, in the early 1990s and which are today very expensive. So, again, that's the reason why we have the slight increase of the debt, much lower than what we expected—3.4 to 3.9, close to four billion—at the end of 2003.

As far as the non-core activities, I think you're seeing the key signal or the key catalyst, which is the contract and the binding contract we have signed in December for (CSL) on Aventis billing, which was one of the main important piece remaining to be divested. This transaction is supposed to close during the first half of 2004. You know the terms of the transaction. And taking that into account and what has been done in term of divestment of the non-core activities, since Aventis has been created we have generated about more than 10 billion euro of cash coming from all of this. Still remain few assets to be divested.

This is the kind of (folder I taking Becker and Disaur). We're in the process divesting presently these assets. We feel comfortable that by the end of 2004 those assets will be out. And what we can expect for 2004 based on the situation of the different companies, and mostly some of them are investment income, that this should be no impact on the P&L and very limited impact in term of cash flow for 2004. So, that's why we are going now, let's say, to eliminate the (distinction core non-core). We have had since the creation of Aventis and starting January 1, 2004 we will have just one Aventis with the fact that there will still be some key assets that impact on the P&L as well as on the cash flow would be very minimal.

So, this is what I wanted to highlight. Of course, I'm not covering everything in terms of financials, in terms of 2003 financials, but I'll be happy to answer any questions. And I will come back on the stage here to comment about the outlook for the company. But before, it's important to have a good view about products and about pipeline. And, Dick, I'll let you.
Richard Markham:
Good afternoon. It's nice to see all of you again. I'd like to begin by reminding you of some of the progress that our company has made in the last few years in building a world-class competitor and how we see the company evolving in the next couple of years.

When Aventis was formed at the end of 1999 we set about in 2000, 2001, 2002 creating a world class new global pharma company, world class size company out of two rather medium-sized companies. And our important parts of our strategy were focusing on our strategic products, which only represented around 40 percent of our sales then. We had—the tail was enormous. And I remember meeting with most of you back then. I think we spent about half of our time talking about the tail. And we don't do that very much anymore, as you've probably noticed. And divesting our non-core assets, which were an issue. And we've been very successful in doing both of those things in the last—in the first three or four years of Aventis.

In the next couple of years we're adapting to a lot of changes in our environment, particularly in the way healthcare is delivered around the world and preparing for the future by implementing a disease area strategy, refocusing very tightly on important therapeutic areas the diseases in which we're doing discovery research and licensing, continuing to grow our strategic product, and spending a lot of time increasing the processes that run the company, to globalize them, to standardize them, and to improve their efficiency.

And what we see beginning in 2006 is a global leader in a number of the core therapeutic areas that we've chosen over the last couple of years. And I'll be saying more about some of them in just a few minutes.

We've begun—we have chosen to focus primarily on therapeutic areas—on markets with high potential because they're unmet—significantly unmet and they're growing, both in terms of the numbers of patients and in terms of the projected market value going forward. And I highlight in particular some of our more important areas like diabetes, oncology and vaccines, which are fast growing, high need therapeutic areas and where we're investing a lot of our resources.

We've also built a world-class global sales and marketing organization. As Igor said, we don't really need help on the sales and marketing side in any market in the world, with nearly 5,000 sales reps in North America, 6,000 in Europe, 1,300, one of the larger sales forces, in Japan, and good coverage in Latin America and the international zone. So, from a capability standpoint on the marketing and sales side we've put ourselves in an excellent position going forward.

And it's not just in terms of marketing and sales. It's not just in terms of numbers. It's not just in terms of how many feet do you have on the ground. It's in terms—it's measured in terms of the quality of the way that you're viewed by your customers. So, as you can see on the left hand panel, we're either at par with the leaders or in the leading position for in most of the disease areas where we're—where we intend to be strong.

But in terms of the perception of us by our customers, the physicians, we're number one or highly ranked in the ones that are most important to us, and our ranking has improved in the last couple of years. The result of all of that is that we've been able to deliver sustained growth in the markets where we wanted to deliver the growth. It's already been mentioned how much we've improved our position in the United States since the formation of the company, but it's also notable that we've increased our market share and our market position in the United States by outgrowing the industry based on IMS data in every year since the company was formed.

These capabilities that I've just described, supplemented with others, have put Aventis in a position of being one of the preferred marketing partners for companies that need marketing help. And this is just a small list of the nearly 200 alliances and partnerships that our company has with others. And these are some of but not all of the important ones that we have.

Let me now turn my attention to some of our main therapeutic areas and touch on diabetes first. Diabetes is a building—is approaching a pandemic status worldwide, and we're poised to become the market leader. We have 12 compounds in clinical development. We are about to—we have filed for registration for a new patent, which some of you asked us about, the (Opti-Click), which is going to be a world-class delivery system for our products for both Lantus and Apidra. Lantus has been very successful, as you know, with sales of 500 million, and we project peak sales of over 2.5 billion at the time.

Let me say something of peak sales for a moment. Peak sales are the highest sales that the product will reach during its life, which typically, but not always but typically occurs in the year before the patent expires. And that refers to all of the peak sales numbers that we've talked about. Apidra, as I'm going to say more about, which has a lot of potential, and I'm going to say more about Exubera as well.

Our strategy is to build on the launch of Lantus with short-acting Apidra, and then with the first inhaled insulin, Exubera. Lantus has become the number one insulin in the U.S. market, an achievement of which we're very proud. It's been launched in 40 countries, and we are developing and will be rolling out additional clinical data to drive growing, showing the advantages of Lantus over pre-mixed insulin as well as Glitazone.

I've already mentioned the (Opti-Click) for our insulin line. We have—we expect to be launching Apidra, which was filed last year, a fast-acting insulin, with peak sales in the neighborhood of 400 million this year. And it will make the ideal partner for Lantus to achieve good control for diabetic patients.

And Exubera, with the potential to achieve blockbuster sales, this is what some of you have referred to as the gigantic delivery device for Exubera. It's about the length of a normal pen, so it's actually not gigantic. It's a innovative approach. It is the—as you know, we've been delayed as a result of some hints of potential reduction in lung function in phase III trials. The data—additional data that we've collected is very encouraging. We have some additional studies ongoing. And I am hopeful that in the next few months we're going to be able to give you firm target dates for the submission of Exubera in the not too distant future.

This—I won't go through all of these, but this just gives you a snapshot of our extensive pipeline in diabetes and metabolism. You can see that we have projects going on in nearly all of the important areas—the emerging areas in the treatment of diabetes. And we have a very effective discovery program and development program in the diabetes field.

Let me turn to oncology. Oncology obviously is a significant unmet medical need. It is the leading cause of healthcare costs in the western world. And we are one of the companies—one of the relatively few companies that has demonstrated an ability to develop and commercialize blockbusters in this field. I've already shown you some of the data about how physicians look at us. Let me turn now to products specifically. This is specifically in oncology. And it shows how we rank versus our competitors in terms of the ranking with oncologists, their perception of the quality of the company. As you can see, in both the United States and in Europe Aventis is the number one ranked company.

We have listed on this slide we are coming at the oncology field from a number of different approaches, with cytotoxic targeted therapies, immunotherapies, and we have a number of partnerships to supplement that. (Taxotere) is the leading cancer drug in the United States. And there's—we've changed the peak sales forecast for (Taxotere) because of the success we've had in the last couple of years since the last time that we gave a peak sales forecast. We've increased it to three billion. And the reason is based on our experience and because of the data that we've collected. That—for (Taxotere) in breast cancer we have five phase III trials, more than anyone else, demonstrating survival advantage. It is the only product with survival data in first and second line lung cancer. We have revealed now the five-year survival benefit data in agivent breast cancer. Our early data in gastric cancer is very encouraging, and we'll be filing for gastric cancer later this year. And we are the first—(Taxotere) is the first product to show a survival benefit in prostate cancer.

This data has not been shown before. It will be shown at a meeting coming up. This is the data demonstrating a survival benefit in prostate cancer with (Taxotere). Prostate cancer is the most common form of male cancer. There are half a million cases worldwide, and there is no standard treatment for patients failing hormone therapy. So, this data is very important to patients with prostate cancer who failed hormone therapy, and it's going to be very important to our company. An application for approval of (Taxotere) in prostate cancer has been submitted just recently in the United States and in Europe.

Genasense has the potential to revolutionize the management of cancer. And we believe it has a very high sales potential. We're expecting to have approval in the United States for malignant melanoma in the first half of this year. This is an area with very high unmet medical needs and where we have developed encouraging clinical—phase III clinical data. It is our intention to aggressively pursue additional indications in multiple tumor types beginning this year. And we intend to start phase III trial in prostate cancer this year. We'll be positioning Genasense as the leading chemosensitizing agent to be used with cytotoxics going forward—with all cytotoxics going forward to improve their therapy. The picture on the right hand side is just a picture of a patient from our malignant melanoma trial.

In addition, we'll be bringing a new generation of chemotherapeutic agents—109881 and 116258. Both of these products have shown promising data—efficacy data in patients in taxane-resistant metastatic breast cancer, for example. And that data—some of that data is displayed for you on the panel on the left hand side. So, we're optimistic that we're going to be able to bring a real improvement compared to (Taxotere) and other chemotherapies, which we believe will continue to form the foundation of cancer therapy in the future.

So, its advantages are going to be efficacy in resistant tumors. It also cross the blood-brain barrier. And we expect it to require less pre-medication than current taxane treatments. We are conducting phase II screening programs in a broad range of tumor types in 2004, after which we'll be able to choose the best tumor types to move aggressively into phase III. In one case, metastatic breast cancer, where we already have encouraging phase II data, we're going to proceed ahead with phase—we are proceeding in phase III this year with 881. And because these are—the initial indications will be in resistant patients, we expect that there's an excellent opportunity for expedited reviews of these compounds.

I've mentioned some of the ones in our pipeline. We have other approaches as well, including—and I'll highlight the last one. The last one is the VEGF trap, which we have licensed from Regenera, about which we have very high hopes. We're going to be conducting studies in a wide range of tumor type in 2004, with the intention of getting into later stage studies in the most promising tumors as soon as possible late this year or early next year.

Vaccine—Aventis is the world's leading vaccine company. We have vaccines against 20 different diseases, and we treat over 500 million people worldwide each year. We intend to maintain our leadership and build our leadership through innovative product, improving our production excellence, developing new routes of administration, and bringing new production technologies, particularly in the flu vaccine area.

Flu vaccine is our largest vaccine in Aventis Pasteur. It has sales of about 500 million euro last year. And with all of the attention going toward flu, with the push from the Centers for Disease Control to increase dramatically the number of patients who are immunized in the United States, we expect that number to go up from about 80 million this year to 150 million by 2010. Being the leading company in the industry, we expect that we will be in a position to have peak sales of flu vaccine on the order of one billion euro. We're in the process of expanding our production capacity to get to 165 million doses worldwide. And on top and very importantly, we're developing new routes of administration that are more convenient and less painful that'll make it easier to bring new patients into the flu immunization field who don't get their flu shot each year because they don't like needles or for whatever other reason.

Menactra is probably our most important vaccine in development. It is in the registration phase. It was filed last year. It is a very important vaccine because it targets meningococcal meningitis, which is one of the three main kinds of meningitis. Meningococcal meningitis is one of the few remaining diseases where a healthy person can contract the disease and can be dead din 24 to 48 hours. So, it's a very, very important field.

As you know, Wyeth's Prevnar has been very successful, should have sales in excess of a billion this year. That's for pneumococcal meningitis. And so, it gives you sort of a sense of the potential for a product that will prevent an even more deadly form of meningitis. There are meningitis vaccines in the market, a few. We have the market leader, MedImmune. But it—immunogenicity doesn't last very long and you can't give a booster dose to re-institute the immune response. That won't be true with Menactra. And, as you can see, we expect Menactra in sort of two phases, first the adolescent and adult use, the 11 to 55 year old, which is what has been submitted in the United States already. We'll be submitting for two to 55 year old age group in Europe this year. And we're going to—not—so as not to disrupt the application review for the adolescents and adults in the United States, we'll submit for the two to 11 year olds in—after we have approval for the adults in the United States. And we have an ongoing program for the two year olds as well. But we have very high expectations for Menactra and we think that there's a model out there in the case of Prevnar that suggests that our sales expectations are realistic.

Finally, a vaccine which will be submitted for registration in 2004 for the United States is an adult booster, Adacel, that has an acellular pertussis component in it, targeted for adults and adolescents, which have become a new focus of the infectious disease community because there's a resurgence in pertussis. And one of the ways of blocking the transmission of pertussis to newborns is to create an immunized cocoon around them so that all of the adults that are in contact with the newborn, who is not yet able to be immunized, is to immunize all of the contacts as a means to protect the newborns. And it's becoming quite a big push in the infectious disease community. It'll be targeted for ages 11 to 64 and we will file this year, as I mentioned, and we expect to launch that, Adacel, in 2006. We see peak sales for Adacel in the neighborhood of 400 million.

Our respiratory portfolio has—really focuses on two diseases—asthma, which is a growing problem, as you know, and on deadly respiratory tract infections. We have seven compounds in development in the respiratory field. But before I talk about those other two, let me just say a word, give you an update on (Alegra).

(Alegra), as you know, with the OTC competition in the United States, is competing in a declining market, the prescription market. We've been able to maintain our market share in the—for the presentation where we have a product in the market, the oral tablets and the fixed combination, (Alegra-D). And we remain number one in those important groups. But, nonetheless, we have suffered this year, as you saw in the U.S., with a slight sales decline, about flat in the United States, and only a one percent increase as a result of the increasing sales in Japan. That probably will continue, independent of what happens with the patent case, which is still set to be heard in 2004. Our expectation for this year are that in the United States we'll probably see a bit of an acceleration, with high single digit declines for (Alegra) in the United States, balanced by growth in Japan, where it's becoming bigger and bigger. And so, we have sort of mid-single digit decline on a worldwide basis, growth in Japan, decline in the United States.

On the assumption that the trial is—the patent case is heard in September of this year, it's likely that there wouldn't be a ruling until late in the year. And so, if everything goes the wrong way, which we don't expect, but if it does go the wrong way, then the earliest that we would expect to see generic competition would be in January of 2005.

(Keytech) has had a very successful launch in quite a number of the important markets where we have already launched. And we're confident of its approval in April of 2004 based on our recent interactions with the FDA. It's now been launched in 40 markets. We in December had a very strong launch in Japan. It's a little hard in Japan, for those of you that follow that market, to know—to accurately project everything that happens in the first few months because you have a lot of wholesaler buying in of the inventory. But that—the way that they buy it in suggests their confidence in the product going forward because a lot of the promotion to GPs—and is done by those wholesalers' sales representatives. So, it's very encouraging. The first month volumes were record setting, and the market share in only the first couple of months was very high.

We're also very proud of the success we've had with the launch in France. It's the third largest antibiotic market in the world after the United States and Japan, and it's been the most successful antibiotic launch in the history of that country. Success in Japan—the early success in Japan, the very good success we've had in the second season in France, along with successes we've had in a number of the other markets as well as the market research we've conducted in the United States and the feedback we've gotten from opinion leaders, causes us to believe that we can achieve peak sales of (Keytech) on the order of 1.1-2 billion euro.

Partially helping us, and most of you probably haven't seen this data, particularly in the United States setting, is that we've been able to demonstrate because if its efficacy and because of the lack of resistant bacteria to (Keytech), that we can deliver very interesting to managed care organizations, that we can deliver a lower total cost per patient per treatment episode, and this data has been presented at a couple of meetings during 2003, but we've not brought it to your attention before. It's going to be very important in our interactions with managed care and in helping to get (Keytech) on managed care formularies.

Alvesco is a very innovative treatment for asthma. It's a new steroid that doesn't have many of the liabilities of current steroid treatment. It targets all severities of asthma. It will be the first once-daily steroid for mild to moderate asthma, so a convenience advantage. It will have advantages over other inhaled steroids when considering local side effects. When—with other steroids, when they're inhaled, a lot of the steroid hits the tongue and the back of the throat, leading to irritation, rash and fungal infections because of the active drug. Alvesco being a (pro) drug, is inactive when it hits the throat and tongue and, therefore, has local side effects similar to placebo. It has been submitted in the United States for both children and adults in 2003. We have a combination with the (beta agonist) in Phase 1 trials now and, when we combine the single entity, Alvesco, which will come first, with the (beta agonist) combination, which will come later and, when we consider some of the projections for Advair, our main competitor, are in the five or six billion range, we believe that 1 1/2 billion is a reasonable peak sales estimate for Alvesco plus the (beta agonist) combination.

In respiratory diseases, as in other fields, we have a number of approaches to improving the treatment of asthma and allergic rhinitis. Some of these have been the result of—have been borne out of the collaboration and the alliance that we did with Millennium about three years ago, which has been very productive in the anti-inflammatory and asthma field.

Lovenox—Patrick mentioned the recovery of Lovenox, about which a few of you maybe have doubts. We never did. We knew the quality of the product and we knew that it was going to come back. It's come back even better than we expected. We thought—we had promised that we could get to a 15 percent growth rate this year in the United States. We actually were up 21 percent in the United States this year on an activity basis. We're investing heavily in an awareness campaign with both physicians and patients on the need for prophylaxis in the medical DVT setting, and one of our main focuses is on continuing to convert the unfractionated Heparin that's used in the United States. The U.S. accounts for about two-thirds of Lovenox sales. Yet, in that market, unlike almost any other market in the world, 70 percent of the Heparin use in the U.S. market is still unfractionated Heparin. The room to grow, Lovenox, in these many fields where we've already proven that Lovenox is a superior treatment, is enormous, and with sales of 1.7 billion—approximately 1.7 billion this year, we believe that the 2.5 billion peak sales number is one that should easily be achievable. We also intend to defend our exclusivity position aggressively and on multiple fronts. Not only will we have the reissued patent hopefully by the end of this year, which will be strengthened compared to our earlier patent, but because of the unique biologic traits of Lovenox, it's going to be very difficult for a generic company to be able to match the clinical benefits and the composition profile of this product.

Coming behind Lovenox, we have entered a program—an important program into Phase 2B dose finding. We've already done the proof of concept studies, which is a director factor 10A inhibitor targeted initially at improving the outcomes in acute coronary syndromes such as unstable angina. This product has a very fast-on/fast off profile that's going to allow for much better coordination of—compared to current therapies, much better coordination of the interventions that cardiologists use in this setting. We believe that we'll be able to demonstrate further reductions in morbidity and mortality, that we can reduce the major bleeding risks, and that the ease is—that there will be significant ease of use advantage because less monitoring will be needed because the effect comes off so quickly, which is exactly what we were looking for. It's progressed to Phase 2B and, as I mentioned, the clinical proof of concept was completed in Phase 2A.

Just looking at the project in development, now these—this is only the development—this is only the projects for all of these charts that I've just shown you, these are the projects that are in human clinical testing. They do not include anything in pre-clinical, and they do not include anything that is earlier than that. But, as you can see, we're looking in—we're working in a number of important fields with interesting and novel approaches in angina, atrial fibrillation and acute coronary syndrome.

Actonel is probably one of our most important examples of the importance of being a good—being viewed as a good partner. Actonel is on track to achieve blockbuster status in we say 2005. If we count all the sales, it's going to be in 2004. If we achieve sales in 2003—this is our sales combined with the sales that are booked by Procter & Gamble of approaching 800 million euro with a significant increase. It's on the market in 65 countries around the world. We have a large share of the overall osteoporosis market and even larger share, obviously, of the disphosponate market, and we're gaining share rapidly against our competitors. Actonel is supported by outstanding clinical data in terms of the speed of fracture prevention, as well as its safety, where we've demonstrated more than a 60 percent reduction in gastrointestinal related medical expenses compared to our most important competitor. We are also examining and studying both new dosing and delivery options for Actonel to make it more convenient for patients to take. Peak sales for Actonel, if we're approaching one billion this year, we think—we believe that two—and considering that only a very small part of the patients are being treated, and there are relatively few competitors, even if we assume some of the new competitors are going to make it, there are still going to be relatively few competitors with the really wide open field in terms of the number of patients not treated, we believe that two billion in Actonel sales should be fairly easily achievable.

Want to mention three other late-stage products with very large potential that don't fit into any of the disease areas that I've just summarized for you. The first is Teriflunomide for multiple sclerosis, which has moved into Phase 3 development. Multiple sclerosis is an important and still poorly treated disease. It's the number one cause of progressive neurologic disability in young adults. All of the treatments for multiple sclerosis today are injectible and have a poor safety and tolerability profile. Teriflunomide will be the first oral treatment, once daily, for the treatment of multiple sclerosis, probably used either alone or in combination with existing treatments. The MS market is expected to reach eight billion by 2014 and, as you can see from the panel on the right, we have quite impressive data from Phase 2 showing a lower lesion rate comparing treatment with two doses of Teriflunomide and placebo. As I said, it's progressed into Phase 3, and we'll be moving Teriflunomide through the clinic as quickly as we can. With a market this size and with the pricing that I'm sure you're familiar with in this market, we believe that a one billion peak sales potential is reasonable.

100,907 is the—is going to be—we expect to be the first agent that is specifically designed for the purpose—or developed for the purpose of maintaining sleep, not in putting people to sleep, maintaining sleep. About 30 million people in the United States are affected with difficulty staying asleep. In fact, the majority of people that complain of sleep—just the vast majority of people that complain of sleep disorders complain of not being able to stay asleep. It's not that they can't get to sleep. In our Phase 2 programs, we've been able to demonstrate that 100,907 both increases the portion of time that patients spend in the most restful part of sleep, and we've been able to demonstrate that patients wake up less frequently at night, which, as some of you may have personal experience with, is an affliction that happens to increase with age. There really is nothing else either close to the market or on the market that will achieve this profile if we're successful in bringing 100,907 to market, and we think it's a very novel approach, and one for which there's a very large patient population.

Finally, let me mention a project that we have not talked to you too much about before. It's a product that we (end-licensed) in 2003 from a small Dutch company called Sculptra. It was previously called Neufil. It will be the world's first semi-permanent sculpting agent. Some of our investigators have referred to Sculptra as a facelift in a bottle. It is the—poly-l-lactic acid is the material that dissolvable surgical sutures are made of, and it is—so, it's inert. It doesn't really have any biologic activity at all, and it is micronized into very small pieces and injected. It fills—basically, it fills areas that have lost fat and caused wrinkles in patients with lipoatrophy. There are five million non-surgical procedures similar to this in the United States every year. The second largest market is Brazil, by the way, for such procedures, and there are 30—more than 30 million potential users who have household incomes high enough to pay for this treatment. There are favorable market conditions, as well. Aging and income demographics are favorable, the way that they're moving for this product with a cash payment scheme, so we don't expect to get reimbursed, but we won't need to be reimbursed. There's a concentrated target audience. There's relatively few clinics that do a very high number of these procedures, so promotion will be very efficient, and the customers, the consumers, are extremely motivated.

Just to sort of position Sculptra, since we've just spent a minute on it because we haven't talked about it with you too much before, Sculptra fits sort of in the middle between the short-acting agents, such as collagen or Botox, which had sales in excess of a half a billion dollars last year, and permanent agents like silicone, for example. We describe Sculptra as being enduring but non-permanent. It will last—the treatment will last up to about two years. Just to give you a look at the kind of results that we're able to get with Sculptra, this is a patient, 57-year-old female on the left-hand side before and on the right-hand side after with two treatments six months—six weeks apart, and another patient with—a bit younger, but with the same treatment schedule. So, you can see that, when properly administered, it can give very favorable results.

I'm going to close with this slide. I'm not going to go through all of it but, in the interest of completeness, I wanted to give you a picture of what our development pipeline looks like. Aventis has 94 projects in development. Of those, 61 are in human clinical testing and five of those have been filed for registration. I've covered all of the five that are filed for registration and a couple of the ones that are in the pre-registration Phase 3 phase. So, with that, I think I'll stop and turn back to Patrick and let him give you a view of how that and everything else all translates into our future outlook.
Patrick Langlois:
OK. Thank you, Dick. What I'm going to do now briefly is to talk about the outlook. What we—at Aventis, we feel that we can deliver over time. We are not just going to talk about 2004 in light of the present circumstances. We are going to talk about 2004 through 2007. And of course, our objective is to try to convince that what we can deliver is much more, let's say, optimistic what we have—what we see today in—under this model as far as the future (degretion) and the future roles of the company.

Clearly, what we can say in conclusion of all of what has been said is that ((inaudible)). We have, at the time of the merger, of course realized the integration. But, at the same time, we have ((inaudible)) the (structure) of innovation and the (structure) of goals. Of course, it takes time, and we feel very strongly today that we are clearly at the eve of a change in the evolution and the (gross) evolution of this company. Not too much in 2004, but clearly starting 2005. What we have seen in terms of existing product, in terms of peak sales revision is based on, of course, what we see the market of these products, and because I'm sure of the market—because I'm sure of these products and these different markets, but also the success we have had over the past two years.

Also, we are going to see in '06 and '07 a much more significant contribution to sales coming from the new products, and of course there are some initiatives I would like to talk again, which is going to generate additional growth. The first one is what we call (the cover.) You know that in this—this rest of the portfolio, we have seen before the evolution of the sales of these products, and the 10 percent is an average. Some products have managed 20 percent, there are some products at minus two percent, minus five percent. We feel that these products, or at least some of these products, and a large part of these products, can be certainly better, or better managed in different hands. Of course, some products are placed to generate competition. Some products are suffering also from lack of support and promotional support. But clearly, it's not at all our strategy, for example, when we have a specific country which we like to do a local licensing ((inaudible)) to get and to do local—corporate ((inaudible)) activities because our business is to focus on global product—(strategy) products at Aventis.

So, we feel that there is certainly much more value by sponsoring—by partnering with someone. A large part, or significant part, and certainly much more than what we have been using on a year-to-year what we call (putting), sending the product here and sending another product here, but to carve out a much larger part of the business, and we are talking here of about the ((inaudible)) of about 1.5 billion of sales of known (strategy) products, and of course to do this with the proper infrastructure, what is absolutely needed to support global manufacturing, but also to support the sales and the commercial activity, as well as the administration.

We have been—and we are in contact with several parties, which are of course very much interested, and we feel today that this can be implemented, and we want to implement it during the 2004—during 2004. We are creating a new pharma entity, which is not going to be the pharma business that we want to be in, but clearly for someone who is going to do—and focus these activities on life cycle management, on the local transactions, local licensing, there is a large base enough to be really successful. Of course for us, it's going to improve our product concentration. It's going to reduce our exposure in some (local) market because, as you can—as you know, those products are mostly in Europe. It's going to reduce our generic exposure even if it—some of these products are small, and we feel that it's the best way at Aventis to manage the so-called tail and to manage proactively the tail products. So, we are going to start with a program of about 1.5 billion euro of sales in partnering—in partner with someone else, and being the minority partner—and being the minority partner.

The impact of this, although the plan ((inaudible)), which is the '04, '07, because we want to ((inaudible)) in 2004, is going to be, of course, we are going to lose the consolidation of the 1.5 billion in term of sales, but the impact in terms of earnings is going to be minimal. Minimal dilution should result from this transaction, but we feel that it's worth clearly to do it. If you want, of course, to pro forma of business, it's going to have a positive impact in terms of top line for Aventis of about one percentage point. That's the first initiative.

The other initiative is in terms of quality. Do you remember what we told you last year, that we wanted to improve our productivity and to launch initiatives having impact on our cost structure and our cost basis? Do you remember the three numbers we mentioned last year that was going to be a pro-form ((inaudible)) in '03, which was a negative impact in terms of ((inaudible)) in '03, which was roughly neutral in '04 and which would generate about 30 cents in 2005. We are on track on this program. We are not only on track on this program, but we have identified some other initiatives we are going to pursue, and we feel today, that by continuation and the development of the model initiatives of the 30 cents positive impact—the 30 cents positive impact being the net of savings ((inaudible)) cost for the ((inaudible)) of the program. We feel that, by 2007, we can generate 75 cents positive EPS in 2007.

And you have here some example of some of these initiatives. For example, you are—we are more and more looking at Europe as a single market, especially when we talk about global strategy products, because the marketing strategy for these products is the same, registration process is the same. There are a lot of similarities, and the way we have been looking at it, which is—has been more on the local basis doesn't make sense anymore. So, this is going to improve efficiency of the ((inaudible)) on one side, but also to save some costs.

In terms of continuation of our rationalization of industrial situations, when we started—just to remember, when we started Aventis, we started Aventis with about 99 sites—manufacturing sites over the world. We are today at about (61). We want to continue to improve and to reduce the number of sites during this program, and we have some other initiatives ((inaudible)) services and IT. This is some—those are some examples of continuous productivity improvement we are absolutely committed to do at Aventis going forward.

Let's come to the outlook. 2004—first, in 2004, there is not going to be any more the distinction core/non-core. There is one Aventis, and the numbers I'm giving you is of course the Aventis, which is in terms of top line and, as I said before, in terms of EPS is going to be minimum impact ((inaudible)) impact for the few remaining non-core activities. Aventis has to be compared to the core activities of Aventis in 2003, meaning the 3-11 euro per share. I'm not talking about the total Aventis EPS number. So, when we compare the Aventis to 2003 core operations, we feel that, in terms of sales growth activity, we should see some slight improvement compared to what we deliver in 2003. We set sales growth activity of about six to seven percent. The makeup of the six to seven percent is, of course, quite different when you look at the strategy products and the vaccines, which should—those products going at about 18 percent. You remember the number we have seen for 2003, which was 22 percent.

The breadth of the portfolio, the ((inaudible)) is not yet implemented in 2004. I will see later on in 2005. So, the rest of the portfolio, as it is today, including getting our U.S., we should see, or we forecast the decline ((inaudible)) of about eight percent in 2003 versus 2002—sorry, 2004 versus 2003. In terms of EPS, we feel that we can deliver mid-teens, the ((inaudible)) in 2004. This is based on the U.S. dollar to euro assumption of 1.25, so meaning that, compared to 2003 where the average euro to the dollar is or was 1.13, 1-1-3, we are able to absorb, but there's still some negative impact coming from the currency evolution because our assumption is based on 1.25 dollar per euro.

In light of let's say the circumstances, we feel compelled to give the three-year, four years outlook. Why? Because I think, first, it gives us an ((inaudible)) of what has been said in terms of products, the potential of the new—existing products, and the new products coming to the market. The 2005/2007 gross objective has been based with the carve-out being down on January 1st, 2005. So, in fact, (my days) in 2005 is reduced by the 1.5 billion of euro of sales of products, which have been carved out the 31st of December of 2004. So, looking at the evolution on 2005/2007 on a pro forma basis of sales activity should grow at about 10 to 11 percent. Again, strategy product and vaccine, the growth of these products should be at about 18 percent, the same as what we see in 2004. But, we have here a much, much larger contribution of new products, products which are being launched—products which have been—which are not yet today on the market and, indeed, new product category we include (Keytech) U.S. So, these new products, including (Keytech) ((inaudible)) was—should be able—should contribute in 2007 a level of sales of more than 2 billion euro, which of course have—can contribute to the 18 percent growth of the strategy products and vaccines. I hope I am clear.

The rest of the portfolio, which is of course smaller because we have carved out the 1.5 billion of non-strategy products, ((inaudible)) sales in the U.S. should continue to decline at about a rate of eight percent per year over that period of time. In terms of EPS—gross EPS evolution, 13 to 15 percent on the ((inaudible)) with pro forma ((inaudible)) EPS—time. Of course, we benefit from this ongoing productivity initiative that was just recurring before. And also as we have announced in the Press Release this morning, is that we are going to accelerate our share buyback program. You know that in early 2003 we have launched a one billion euro share buyback program, which has been implemented for significant part in 2003, not totally, but it was supposed to be between May 2003 and April 2004. But, we feel that, because of the free cash flow generation of the company, we feel also because the carve-out initiative is going to generate some cash, and ((inaudible)), we feel that we should increase and accelerate the share buyback program and put it more at par with what other big pharma companies are doing. So, two to three billion euro of share repurchase to be achieved in 2004 and 2005. It is what is included in this set of projections.

We have, of course, in this number (Alegra), (Alegra) being still patent protected and still declining at about eight percent, seven percent, eight percent. But, what happened if we were to lose our patent case, and what about if we were to lose—I don't know—early 2005 or 2006, whatever, final decision or final core decision can happen, this is ((inaudible)). First, it's important for you to know that we consider, let's say, the (Alegra)—it's important to keep (Alegra) as long as (Alegra) is a patent-protected product because this product generates a lot of cash flow. It's clear also that, if we—and when we have a strong feeling, which is not the case today, that if later on we have a strong feeling that we can lose the court case, of course we have developed contingency plan, and contingency plan may mean for us how can we extract the best value having this product being non—it is no longer—unless it's subject to generate competition, or what ((inaudible)). Several companies have expressed interest in purchasing future rights of the product, either for generic purpose or for OTC purpose.

We want to tell you, as we did two years ago, to tell you a little bit what it means about the 2005/2007 projections, such as indicated before, what it would mean for Aventis if we were to go that way. Of course, we will lose about 1.2 billion of sales and, in fact, in terms of net income, in terms—or in terms of EPS, should be around 50 cents. I have not changed from the number we quoted to you two years ago. So, 50 cents, which would be of course on the full year—on a 12-month basis the year where we lose, but also on the years following that. We have made a quick (dimidiation), of course, that if we were to pro forma our business, excluding (Alegra), instead of 10 to 11 percent of pro forma sales evolution, it's taking into account ((inaudible)) and including (Alegra), should be 11 to 12 percent. But, I think it's important for you just to keep in mind for your own needs for modeling that losing (Alegra), we feel comfortable that we can limit the negative impact, EPS-wise, to about 50 cents per share.

So, in conclusion, we feel today that we have the strength and we have the means to deliver high value and much higher value, and this comment is not based on dreams and hopes. It's based on facts first, and the facts are the strong performance of 2003. The other fact is what Dick told you about the potential of the existing strategy products forward in the market, and the market—and their potential. It's based also on the fact that now we are getting new products on the market, and those products are going to represent more and more significant contribution to sales. And also, it's based on fact because, clearly, we are taking actions in order to reduce, ((inaudible)) or mitigate the impact of some products which are going down in terms of sales and where we feel it would be much better managed in other hands.

But, this statement, it say—that we should, and we have the means and we have the strength to deliver high value. It's not only based on fact. It's based also on commitment and it's based on our determination. We remember three years ago at the time we created Aventis. We have exactly the same determination as the one we have today. This plan is not something we have cooked over the past six weeks. This plan has been in the works for the second part of 2003, which was supposed to be presented at the Business Day, and we are doing it today. It means that we have had a lot of time to look at execution, execution plans and execution risks. So, we feel very, very comfortable about achieving these numbers, and we feel that, based on all these initiatives, Aventis should deserve a much better valuation, why not a prime evaluation. Thank you.

Male:
Thank you. So, basically this was the objective of the day. The objective of the day was to be able to provide you and all our shareholders the base for you to run your ((inaudible)). We have very clear view of how Aventis' business is going to develop in the coming years. You have heard the arguments. It's up to you to make a judgment.

Secondly, you see how we tend year after year to improve top-line growth and where it's coming from. This gives you also the means to apply the multiple that you feel such a growing company should deserve and, as I said, this is the first part of what needs to be done to respond to the offer. You have to understand the value of Aventis, as all our shareholders have to. This will give you the (peace) in order to judge at the end of the process, provided you understand the map of the other piece they propose, and we're going to, coming weeks, as I say, try to help you to do it, but we have the work in process. So, that's at the end comparing these two scenarios, and maybe with other scenarios that we are exploring at the moment, this will be—allow you in the end to make the decisions.
Thank you, and now we are at your disposal to answer questions, if you're not exhausted.
Male:
I would like to open it up for the Q&A session. I would like to make a request, though, if you can identify yourself by your name and company, and please speak in the microphone because this conference is also being Web cast. And we'll take our first question from (Alexandra Hower).
(Alexandra Hower):
Hello? This is (Alexandra Hower) from (Bessen). An easy question in this, but it's for almost discussion. But, the easy question first. Just doing the simple math, you basically have been ((inaudible)) for three years. That gives you about 360, 410 and 470 for the next three years of EPS. And just to clarify, if the (Alegra) hit comes and that 50 cents recognized in '04 ((inaudible)) '06, then you'd have to guide us forth. This is just to clarify, because I wasn't quite sure what the pro forma numbers were.

The second question, I was very surprised when I heard about this (covet) this morning because, for years, we have been hearing that these things automatically are ((inaudible)). Even if you assume these sales only have a 30 percent profitability, it's totally impossible to make up for the loss by returning on interest on the cash proceeds. So—but, I'm just trying to guess what you're trying to do is you're basically trying to charge up the sales with costs by adding the infrastructure, therefore reducing the profitability, and then probably by partnering and taking the (minority so you can) still be able to book some profits below the line. Is that roughly what you're trying to do?

Male:
No. Let's—that's a very interesting question. What do we want to do to make it simple? We take a business, which is going to represent the base of a new company. This business at the moment, when we'll give it away, has product declining rapidly mainly because we don't care. This is not where we put our effort. We are going to construct it in such a way that we will keep probably 49 percent, and we are looking for a partner, which is going to guarantee us that, for a number of years, this is going to be earnings- neutral to Aventis through the combination of—on one end equity income, on the other end a certain (flow) of royalty income. We want to have it for a number of years because what are we expecting out of a—this company? By the way, normally should be the number eight company in Europe, so it's not ((inaudible)). (Then going)—this new company are going to look at the business strategy ((inaudible)). First, they are doing what is required to change the curve. They don't—we should agree, this products are not going to go from 10 percent—minus 10 to plus 10.

But, when you look at the list of products—and we are at the moment discussing with different parties exactly which product we put or we don't put—the declining curve is going to (translate) through. But, more importantly, with this way—and we have looked, because now we're working on these product ((inaudible)) basically mid-last year. When you look at all of these, marketing, licensing, et cetera, involving small products, they are much more than we thought. When we started the exercise, these are products which do not interest any big company. And so, with this base, not only will this company—will be able to improve to a certain extent the declining line, but gradually bring in all the products which are going to be important for that type of company, they mean ((inaudible)) who could never be interested for us, and gradually change the nature of the company (and the upside), we're going to share with the other party. So, that's why the goal we are looking for is very clear.

OK, we did ((inaudible)), which gives us a new base and will increase the plan. In terms of earnings, we want for a number of years not take any of these. Longer term, exactly how much it will—can produce is difficult to assess because it's a new experience. It will depend of how good a job they do. But, us, anyway, in our Aventis, if we can then in three, four, years, the money generated by these products is declining very rapidly. We have nothing to lose. The worst scenario: it's a wash. It won't change anything to what we would have any ((inaudible)) better, as I think they will do, because it's going to be a new management, not the—because it's not the same type of job that the ((inaudible)). We want big innovation. We want global (grants). We want a lot of medical work to support the argument. Here, it's pharma business. It's another business. It's in between I would say a research base and generic. And in Europe, there is a wide variety of product in this category. That's what we want to do. So, it's not let's think ((inaudible)). I sell, I get the cash, and I have the interest. That's not a total—the project. The project, we create something new. We will get the means to rebound and become ((inaudible)) and we will construct in such a way that for a number of years we won't expose our earnings. And later on, if they do really good, it's a plus to compare to something, which would have ((inaudible)).

Male:
Landau, a question to just add one point. It's clear that when we get in this kind of transaction, the side of the P&L aspects the only one important matter is the (NPG) we can generate ourselves on this product is it lower, better, whatever compared to what the ((inaudible)) of the companies are going to be. And of course that's the first criteria we feels ((inaudible)) that vis a vi our shareholders. As long as what they propose the valuation they propose for this product is much higher than we have ((inaudible)) to date to this point which is ((inaudible)).

On your first question just to end quickly as you said you did the mathematics. That looking at 2007, we get into, let's say, ((inaudible))—EPS at about five, 10 to 5.30 euro per share. As not having lost((inaudible)). You know the impact of the goodwill and we can talk about the ((inaudible)) later on if you want. But the impact of the goodwill is about 55 cents per share. So 55 cents versus what we loose at ((inaudible)). So that's a wash.
Male:	Did take a question there from (Joe Lawson), please.
(Cher Walton):	(Cher Walton) from Lehman Brothers. Four quick questions, please.

When you talk about possible partners, you suggested that you needed an alliance to correctly, potentially more of a U.S. focus and something larger than number 14 in the world. Are there any other criteria that you would put around partners that you think would be more potentially attractive than (Santa Fe)?

Second question is the cash flow that these products that you're going to put in the carve out, currently generate. So if we look at the free cash flow, as I understood it, these things, without promotion are incredibly cash generative. So how much might you loose from your cash flow? And on the same topic, can you tell us what the ongoing cash flow negative we should assume as you bring the non-core businesses in? Is it $100 or $200 million a year as these things go out?

Another question please. Could you help us, Patrick to get from six to seven percent underlying sales growth which is presumably less with currency this year to reported levels, to a reported mid-teens EPS growth? So could you just help us? Is this gross margin improvement? Is it reduction in R&D? Is it more improvements in cost of goods? So just help us to get down that.

And finally if I can be slightly cheeky here a question probabilities of success. Mr. Markham has given us an excellent suggestion of lots of products with more than 1 billion euros of sales potential. A lot of them are really still very early in the clinical development. Are there any of those that he feels we should give markedly higher chances of success, than let's say industry standards? Because there are quite a few phase two B products, he'd still only be looking at a 20, 30 percent chance of getting to the market.
Male:
For the first question, partners, you are going to get a very quick answer. No comment. Because we the only criteria it has to make sense financially and strategically. And this is not the day and I'm sorry, to have to repeat what I say in introduction. It is not the purpose of the discussion of today. We will have a lot of opportunity to talk about his later on.
Cash flow

Male:
Yes, the estimate but of course it depends exactly how the deal is going to be structured. But if we could say that the negative cash flow impact doing this transaction by ((inaudible)) of this non-strategy products for a size of about 1.5, can be in the magnitude of about 150 to 250 million negative cash flow. I see the euro will do it. Don't forget these products are declining. And some of them, most of them declining more than 10 percent on a year.

As far as the death rates for 2004, your question is how can we can get to six to seven up line to about mid-teens. We should normally next year should I'm sorry next year, 2004, we should, this year, we should improvement in gross margin. The currency aspect we have seen significant currency aspect, which has effected, impacted the year 2003, should be more limited. So we should see some terrific currency, currency aspect. Though I see good control in terms of occurring expense as we did in 2003. And again, below the line, EBITDA, the evolution of the debt, the evolution tax rate, tax rate. Without committing to a number, but I'm feel comfortable that we can do something below 34 percent in 2004, compared to the 35 percent in 2003.
Male:	Then the question was probability of success of the products you have mentioned. Dick would like to comment?
Richard Markham:
Well, first, (Joe) I wouldn't characterize them as early stage development. I mean, everything that I specifically mentioned is either on the market, in registration or in phase three, with the exception of the direct factor 10-A inhibitor, which in phase 2B. And 10907 which is in phase 2b.

Between those two, in terms of I would say the factor 10-A inhibitor based on the data that we've collected so far and our knowledge it's a field known to us. And it's a known mechanism of action. I would say that, that would have a higher, a considerably higher than usual probability of success. On 10907, we are very encouraged by the data that we've seen. But the idea with 10907, the sleep maintenance product, is the we believe that what we should do is not only prove in sleep labs for example that you spend more time in the most restful part of sleep and awake less often. But that we can actually demonstrate the next day, that people's performance improves. Which is what we assumed that we are going be able to do. Because we will have people in the program whose performance has deteriorated because of there, simply because of there sleep depravation.

Since no one has ever done that before, that's obviously a higher risk. We know it works. The question is more on can we design instruments that are sensitive enough to measure what we want to measure the next day. So I would rate that as a more average probability of success for a phase 2B program, and the factor 10A to be higher.

All of the others that I specifically mentioned as I said are somewhere between phase 3, registration, or marketed. And obviously the marketed ones are marketed. So their probability of coming to the market is high. I would say (Keytech) which I mentioned still needs approval in the United States. It's very high. I think (Alvesco Manactra) is very high. (Sculptra) is very high. (Terfludimide) based on the data that we've seen so far in phase 2B and is in phase 3, is very high. (Alvesco) we know it works. Should be very high. And we now know that the we've now formulated the one with (beta agenesis) which is the tricky part with these combination products. And we know we have a formulation. So I would rate as very high.

Of the two that you may have questions about are (Genasense) on the one hand. About which we are very confident based on the interaction that we've had with the FDA on malignant melanoma. We haven't completed the phase 3 program for the ((inaudible)) tumors. So those are obvious an important part of the value on (Genasense) is still yet to be realized. We're confident but we have to do the experiments. And they've not been done yet.
So, that's obviously just on looking at averages the probability of success there versus malignant melanoma is probably not as high.

And on (Exubera) we have increasingly high comfort level for (Exubera). It's going to be a question of when, not if. And that the probability of success with (Exubera) is high. And that the market potential for the world's first inhaled influent is also quite secure once we get to market.

So I wouldn't characterize the profile of the products that we've describe today as being particularly risky profile. I purposely stayed away from phase 12A and all of those because the attrition rate is so high in those, that when we if we meet this time next year, you'll see some move from there into phase 2B3. You'll see some disappear and new ones move in. So the turnover in that category of product for every company is quite high. So we stayed away from those.

But the others, are I think it's not such a risky, not such a risky profile or mix of products that we've talked about. Obviously the peak sales numbers depend on success in the additional indications that we will be pursuing. Whether it be, you know, whether it be (Genasense) for additional tumor type. 881 for additional tumor type. The combination for (Alvesco) so it includes successful completion of additional programs. But we've proven that we can do that once we've demonstrated the concept. If we look at what we've done with (Taxatere), what we've added.

We've added all the first line lung. We have submitted for prostate now. We will be submitting shortly for adjuvant breast. We will be submitting for gastric cancer. With (Loganox), all of the additional indications that we generate so we know how to do this, once we have a molecule that performs biologically. And I think that in all of the cases that we've described, we have a either very high or quite high confidence that biologically these compounds do what we expect them to do.

Male:	Just one precision the 2 million sales billion sorry, billion sales into '07 coming from new products mentioned by Patrick there is no sales whatsoever for products which are not being in registration now. So zero for product in phase 3. Besides we have already applied. And then product by product, we have seen ((inaudible)) what the business could be in '07. The rest is not in these numbers.
Male:	OK. Let's take a question from (Philip) here and then we will go to the back. (Philip)
(Philip):
Yes, (Philip) from ((inaudible)) Securities. A couple of quick questions. First, Patrick on which restructuring charge assumption are you basing your '04 forecasts. Because the apparently the ((inaudible)).

Second, on (Copaxone), you're loosing ((inaudible)). And as far as I know, the production in 2008. What will happen then? Is there any compensation? And what would happen in case of a takeover? Is there ((inaudible))? And lastly, are you ((inaudible)) once a month combination of ((inaudible))? And what phase would it be in?
Male:	On the 2004 restructuring is going to be 250, 270 million per euro charge to P&L.
Male:
On products that we have which could disappear because of ((inaudible)) control closer. We are not going to give any precision today. But it's a significant risk for any company who will acquire us in certain conditions.
Male:	((inaudible))
Male:	On a stand alone, Dick you want to comment?
Richard Markham:
The time period that you're talking about is referenced, as the United States rights, not the European rights. And we are not going to disclose what's in our agreement regarding compensation or profit splits or any of those kinds of things with our partner. But your date is approximately, it's correct approximately, approximately correct to my recollection.

Remember however, that the nature of the agreement in the United States is now been change from a joint venture to a distribution agreement for us. And that the margin that we realize on (Copaxone) is considerably lower than the average margin for the company, considerably. So the economic impact is not what you might imagine.
Male:	((inaudible)) formation.
Male:
Oh, (Hackimill) once a month. We are working on we haven't disclosed which ones we're working on, both in terms of deliver, route and frequency of administration by ((inaudible)) with Procter & Gamble. So we're not disclosing today what it is that we're working on.
Male:	OK. Let's take a question in the back, (Stuart). Why don't you go ahead, please?
(Stuart Harris):
Thank you very much. (Stuart Harris), need to ask two questions. First of all, Patrick on the SG&A if you try and strip out the effects on gains and looses and also strip out the one offs. You know, for example, Q4 in 2002, there was the King disposal gain.

It looks to me if my calculations are correct, that the SG&A as percentage of sales is dropping 3 percent '03 over '02 on a clean basis, excluding amortization, excluding restructuring. Just wondering, you know looking to the future, how much further down can we go from that level? And then secondly, on the spot 75 euros of potential savings by 2007 from the new program. That corresponds to, on a pretax basis and estimated sort of 1 billion euros of rationalization of savings. Call it what you may. I'm just wondering is there any charge, restructuring charge for that? Is it going to be take as the restructuring charges are currently taken, you know, via the P&L? And is it fully included in your EPS guidance? Thank you very much.
Male:
I don't have the ((inaudible)) to the ((inaudible)). But I'm very surprised about your conclusion. When I look at what has been done in terms of one whatever in 2003, 2002, 2003, we did about the same. We talk about the King last year. This year we had the ((inaudible)) transaction plus another transaction in Japan ((inaudible)). So I don't think that there is no significant swing or changes in from the absolute value of this settlement.

The calculation I have in mind is that we are the evolution of the SG&A excluding currency and pure SG&A excluding currency I think we are at about flat in 2003 versus 2002. But let me get a bit more precessions and I can get back to you in a few minutes or at the home.

On the 75 cents it means a net positive impact here in terms earnings per share net, net. Meaning that it is net, of course 2007, there is no restructuring charge. There is no cost for this. We have the full benefit of this ((inaudible)) plan. We have in 2004, we have 2005, we have in 2006, of course the cost of implementation of this plan ((inaudible)) in 2006. And the amount that I've given every time is the net, net impact. 30 cents in 2005, net of everything, savings minus costs. In 2007, of course I don't have any restructuring charge in 2007. We have only the savings and the amount is 75 cents which, as you said, pretax 1 billion euro.
Male:
Maybe I could add a comment. We don't look at this item as restructuring problem. The one in the room who know me and with whom I tend to discuss, know that I am convinced that (Pharma) is a fat industry, by definition. It is particularly true if you have had experience in other type of industry. And so, almost since the beginning of Aventis or at least once, we were dubbed with the creation of Aventis which means 2000, 2001 and 2002. I insisted that we put in place within the company a culture of continuous productivity improvement. Because without changing at all, the power the put behind marketing without changing at all, the means we give to our researcher and the locus to deliver to new drugs, there is a lot money in the company as in any Pharma company in my opinion if you look after it.

And that's why we are year after year but we don't present them. We don't present our reserves prior to acceptance charges. Because I feel this normal business. That's the way you have to run the company. So year after year, we find new initiatives and we also have a list of initiatives to attach at the proper moment.

So the first years, it cost you in the P&L. When you reach a certain level, you benefit from the added savings due up to the only the cost of a given year. And it increases. What Patrick has presented is for example he has confirmed what we are looking for, for 2005, 30 cents, which is the sum of savings minus ((inaudible)) cost that we are going to incur in the 2005. We are pursuing 2006. In 2007, we didn't plug in it a new cost of a new productivity improvement. Are we going to continue that good? Maybe, and will cost around 150 million euro, in that 2007 year.

But you have to understand each the culture of the company. ((inaudible)) important, we have year after year to extract unproductivity spending in order to fund what I call productivity spending, marketing, in sales, development, deals which have to go through the P&L, et cetera, et cetera.
Male:	Let's take the question in the back from (Eric Jerome). Then I'll come back to you next.
(Eric Jerome):	Thank you, ((inaudible)). Three questions please.

First, you said you've been quite successful in the U.S. Probably you've been lagging behind in your European business. But mainly because of stale products. With this 1.5 billion euro kind of program which represents something around 30 percent of what you call other products, what would have been the performance of Aventis in Europe? And what could it be in the coming years if we take those products and if we exclude those products?

Second question on (Taxotere) here. Could you just remind us what are the main reasons for the slowdown of (Taxotere) this year in the U.S. and outside the U.S. in the fourth quarter? And how likely is a turnaround in '04? So before the new indications approved.
And third question on SG&A first could you separate the growth between S and G&A? And perhaps this close, the (actual) share of profit for all products for which you have to share profit?
Male:	I need to make precision on the first one. You do the...
Male:	No the growth in Europe extreme ((inaudible)) you do the math maybe and between, you can address the (Taxotere) issue.
Male:
The most important slowdown if you want to call it that in the fourth quarter was (Taxotere) within the United States. And it's predominately related to Medicare reimbursement issues. As you probably know, physicians who use injectable products in their office are reimbursed based on the so-called average wholesale price, a certain percent of the average wholesale price.

And the average wholesale price doesn't always reflect what the real average wholesale price is. And what's happened since generic (Taxol) has been introduce is the price of the generics has fallen faster than the basis on which physician reimbursement is based, the average wholesale price. And it's catching up. But there's a difference that favors, from the physicians point of view favors generic (Taxol). Which in some settings, is a bit of a drag for (Taxotere).

That will the recent Medicare modernization act corrects that and changes the reimbursement scheme to be one that is based a percent added to the average acquisition, real acquisition price. So it will correct that and make the playing field even.

We expect to recover in the U.S. because of two things. Which is the balance of this continuing sort of drag on this because of the reimbursement policy on the one side. But then supplemented by the acceleration of use driven by new indications, such as continued growth in first line lung cancer. When data as you know in this field, when data is presented in prostate cancer, in adjuvant breast cancer, in gastric cancer, it tends to stimulate additional use in those areas even before the indication is officially approved.

So we see that as sort of wash in '04. And then the one drag being eliminated beginning in '05 because of the Medicare legislation. So our expectation is that (Taxotere) will rebound in '04 from what you're seeing and in the fourth quarter.
Male:
On the SG&A evolution ((inaudible)) between selling and marketing on one side versus the G&A for the total company of '03 versus '02. We should be in terms of selling and marketing,neutral to slightly up. And I'm talking in term of activity, so I'm excluding currency, real spending base. And of course in the G&A we should we are decreasing significantly in line with the different productivity initiatives we have developed.

As far as the impact of this carve out to look it could mean for France I've done on France, it's OK. For Europe, it's mostly going to be France and Germany. Looking at France, ((inaudible)) at where we had an evolution of sales of about minus 4.9 percent in 2003 versus 2002. Part of it as you know, as we explained by the biases of time. But if you take part of the part of the products or the products which are related to the French market, instead of the 4.9 minus illuminating the (biotech), the (videoteck) and illuminating this product, (Recalbert), we should be running at about six to seven percent top line growth in the French market.

As far as the (Actonel), you have in the press release the last I know it's wrongful to get to the last page, it's a little bit difficult. But I think it's important for you to know. We are going to charge and we are changing the way we present our P&L, which has been, discussed the SEC. Especially when it turn to the commission income. The commission income, which is today in the other income in SG&A, is going to be now consider as other revenue.

So at the top of the P&L we'll have the sales, other revenues, which is in fact the commission income, and of course the ((inaudible)) would be increasing in terms of spending because the commission income will no longer be booked on that page. So we have restated all the quarters in 2003 ((inaudible)) and to reflect the change. You can deduct easily that what is in this line and we have for 2003 a total amount of revenue commission income of about 252 million is coming from two sources. First, the agreement we have with GSK on the OTC products in the U.S. market which contributes only a little bit to this amount. The rest is going to be (Actonel) commission income.

And we should call that ((inaudible)). So because of the material reality of this number which going to grow, so now we are going to present as a specific line the income coming from commission and ((inaudible)).
Male:	OK. (Jerome) why don't you go ahead please.
(Jerome Burton):	(Jerome Burton) from ING. Well a lot of my—you have already answered. Just a few ((inaudible)).

First of all with regards to (Keytech) in the U.S. are you looking for a partner? Or do you want to market it by your own? You ((inaudible)) lot of challenging dictates this afternoon. And especially on (Menstress) for instance. You expect now 2.5 billion euros. I assume that includes also tied to ((inaudible)) but do you have an idea or if you could give us an idea of this place between ((inaudible)) for this big save. And what is the split in 2003 for (Linterspace) inside (quan), inside (tu) patient?

And with regard to (Alvesco) for which we know, you know, you said 1.5 it is worldwide sales or only your rights in U.S.? I know that it includes the combination for but I remember that (quote) before, like some more than 500 million for one if I remember well. So where is the difference there?

And just coming back to, if I may, to the reshaping program yes, reshaping program, which was in the press release, you know, press release in December. Patrick actually in your 0.75 euros for its EPS in 2007 compared to 0.30 euros in 2004. We have a difference of 0.45 cents. Which means roughly 500 million euros pretax. Is it cost savings due to and is it this reshaping program we talked about in December? And that's the end, thank you.
Male:
So in the first question ((inaudible)) no partner. We've thoroughly analyzed the case and we do not believe that we need a partner in the United States for (Keytech). Remember that in the U.S. market because of the appearance of generic products, the amount of promotional competition in the United States is declining dramatically and in the antibiotic field. And that we will be less opposed by some of the key competitors than we would have been a year or two ago. So the dynamic has changed in the United States. And we don't believe that it's worth sharing some of this with a partner in the U.S. That's number.

Your second question was on (Landis). I—don't hold me precisely to the number, but order of magnitude it's right. About 80 percent of (Landis) used today is in type 2 diabetics. And so it will probably progress our expectation is that it will progress over this time period to more or less reflect the distribution of patients, 90 percent type 2, 10 percent type 1. So we don't have to progress very far. And what we know from the monitoring and market research that we do, that an increasing portion is in type 2 and increasing portion every quarter is being used earlier in type 2 treatment. So whereas when we began, it was being used after two or three oral. Now it's begin used after one oral.
Yes, go ahead.
Male:	Just to add something on the respect. On ((inaudible)), how many patients are in the percentage of patients who were on insulin at the beginning on type 2?
Male:	I don't remember. We can get you the exact percent, but it's the vast minority...
Male:	Minority.
Male:
.... who have every seen insulin before. They are not mostly insulin patients. They are mostly patients that are on oral treatments that failed. And it has been since we've launched its migrated from you can see the three blocks no four blocks. Who was on nothing? Who was on insulin? Who was on two or more oral? Who was one or more oral? And all of the other ones, the later stage treatments are declining percent. And it's moving more and more to the earlier usually after one, which is exactly the company's strategy.

It'll also be boosted the (Landis) growth will also be boosted in, let's say four or five years, unless the trial is stop early by the (Origin) trial in which we are going to demonstrate in early diabetic patients and pre-diabetics the treatment with (Landis) will reduce for the first time we'll show that it will reduce cardiovascular morbidity and mortality.
In our view, it's the diabetes equivalent over the (Zocor) 4S trial that sort of created the birth of the (Staten) market.

Our fight internally is not about whether the (Landis) number should be lower. The fight is in a different direction. And we're building capacity to accommodate that.

And (Alvesco), that is just U.S. sales. And the main and important difference in the two numbers is the 1.5 includes the beta (agenesis) combination, whereas the other number did not. And the reason that we did not include it before, is we knew that the formulation was challenging. And until we had it formulated and got over that hurdle, we didn't want to talk about too much about anything except the single entity.
Male:	As far as the last question, your math is correct. The second point, it looks like very much what you've seen in press. What we call it is policy initiative. And which is contribution to the earnings.
Male:	I put ((inaudible)) one site problem. It is a way of life in Aventis.
Male:	Let's take a question from (Ben Youlsen). We'll come to the right again.
(Ben Youlsen):
Three questions if I may. (Ben Youlsen) from (Avian Emery). Just in terms of make and quality of your earnings growth in going forward if we take this base of the past 15 percent EPS growth. Is it like four or five percent? Is this the share buy back and another five percent efficiency initiative?
And I was just wondering, are you getting much benefit from the funding the no pension cost, now that you've funded that? Is that another one or two percent or just quite insignificant there?
And just following up on the (Taxotere). Are you saying that reimbursement methodology is going work its way out, say by the first half of 2004? It won't really be a factor for doctors prescribing?

And just lastly, on the (Nectrif), if I read the slide correctly, are you expecting peak sales of quarter billion euros in about 2015? I noticed that relied quite a lot on the infant formulation there.
Male:
On the you ask the first question when we talk about the (tent) whatever and top line goals getting through the mid-teens it is clear when we talk about (tents) whatever and we talk about EBIT evolution of about same level. So not much no longer significant politics. Or if it is the reason for gross margin improvement. It's not ((inaudible)) effective in the EBIT evolution. So we can say that ((inaudible)) 2005, onward, based on the 10 to 11 percent let's say we have about 10 to 11 percent ((inaudible)) and the rest is coming below the line.

I don't think I can be getting to 28 percent, 29 percent tax rate or whatsoever ((inaudible)). So it's going to be mostly beyond 2005 and beyond. The same level of (admission) between the EBIT sales and the ((inaudible)).
Male:	((inaudible))
Male:
tax free, yes. You're correct in interpreting that the whatever challenge the reimbursement issue is, has been corrected in the currently past Medicare law effective January 1st, 2005. And so it's a temporary issue we think will reverse itself early next year. And in terms of (Menactra) getting to the peak sales will be about a nine or ten year project as about half of it depends not on the infant, but depends on the two to 11 age group. Because about half of the sales will come there, and in that age group.

And because the trick is going to be the key is going to be, particularly in the United States getting it recommended by the Centers for Disease control as a routine immunization to enter school, which we intend to be able to do. And believe we'll be able to do. But that's part of what makes it it'll be about 10-year project to get to a billion.
Male:	Please go ahead (Lynn). I know that you've had your hand up a few times.
(Lynn):
Not in ((inaudible)). Patrick, two years ago you shared with us the, your rough calculations for the impact of the loss of the (Alegra) patent which you've retraced today. Could you share with us a similar calculation should you loose the (Lovenox) patent?
And secondly, have you requested priority reviews from the FDA for any of your U.S. submissions?
Male:	We've have done we don't want to do the (Lovenox) calculation. We feel so confident that we can defend and fight our case ((inaudible)).
Male:	((inaudible)) cost are considerably lower for (Lovenox) compared to the (Alegra), particularly with the DG ((inaudible)).
Male:
No, we do a lot of DG...
Male:
Yes there is a lot of GP promotion for (Lovenox). I would say on per dollar or euro of sales it would lower, but maybe not as much lower as you might expect. Because there is also we're also doing a lot some beginning to do some direct to consumer advertising for example on the medical prophylaxis indication directly to patients as an example.

And there is a lot of GP promotions for the medical indication. It used to be until we had the medical prophylaxis indication it was hospital product, cardiologists, orthopedic surgeon, it was ever efficient. And the nearer indications are a little promotion or a little less efficient than so the difference might not be as much as you would think. It wouldn't be as much as you would think.

The priority reviews, we (Sculptra) we asked for priority review and we've notified by the FDA that we have it. It's been approved. And we have asked for priority review or expedited review from the, for (Genasense). And we are optimistic that we'll get it because of the medical need. But we don't have the letter in hand yet. So we could hear, could hear any day or any week about that on (Genasense). On the ones that have been filed.
Male:	If that's the case, ((inaudible)) to get that 2 billion euros in sales in 2007 on these new products. Doesn't that put tremendous pressure on (Keytech) in the U.S. to generate that huge chunk of that?
Male:
I think well the biggest contributors will be the biggest contributors will be (Keytech) U.S. (Genasense), because as we generate data in the other tumor types, on the assumption that it's positive. It's going to begin remember (Genasense) is used in combination with other treatments. Both targeted will be used both with targeted treatments and with chemotherapy. It'll begin to be used off label early.

(Menactra) is an important contributor to that group. And (Sculptra), the up take on (Sculptra) could be quite quick. So there's a number of products that will contribute to that contribution from new products in that 2007 time frame. It's not really all on the shoulders of although (Keytech) U.S. will be important, it's not all on the shoulders of (Keytech) U.S.
Male:	Let's take a question way in the back, over there. I think of (Lucas) but I can't really see to well.
Male:
((inaudible)) of Deutsche Bank. Just a couple of points of clarity. Firstly, just going back to (Stuart's) question on savings that you're anticipating by 2007. Is it correct to assume that (Paul), you feel your operating margin can move up by something like six percentage points by 2007? That seems to be what's implied by the level of savings you're looking towards.
Secondly, can you just clarify that the 50 cents you're talking about on (Alegra) is the hit after any cost savings or initiative that you might take, should you actually loose the product?

And thirdly, you're talking about a reduction in non-core sales this year of about eight percent relative to the 10-11 percent you saw last year. Why the optimism that the rate of decline is actually going to slow, when initiatives across Europe and elsewhere don't look as though they are?
Male:
Well maybe we start with the last one. This is a reserve of quite precise planning. We were in 2003, hurt by a number of factors not to talk about especially in France a specific campaign against the use of antibiotics. As we have 35 or 37 percent of the antibiotic market in France, we got the hit. But there is a level under which you cannot go. So when you look at the detail market by market, we've seen that this eight percent is really result of a reasonable a year to come.

So it's not a general idea. It's really the result of a country by country assessment. Don't forget that this product will only declining at around three, four percent during the first three years. So we think there was a big hit this year. But the eight percent looks to us reasonable, as reasonable as one can guess when you make a budget.
The other questions.
Male:
Yes, on the (Alegra) question. The way we have modeled this 50 cents there is no additional cost savings initiatives whatsoever. You just take the sales of (Alegra). You look at the direct contribution of (Alegra). But we take into account in fact what we call the contingency plan. Meaning that we just don't want to let the product disappear.

We feel that there are ways to extract value by setting the ((inaudible)) of the product to whoever wants to buy it. And again, we have expressed we received indications of interest from different companies to by the rights for (Alegra). So we have modeled to get the 50 cents what we could expect. And we have some good indications what we could expect in term other company acquiring the rights for the (Alegra) ((inaudible)) going to be in week. So that's why the ((inaudible)). And we are coming up to the best ((inaudible)).

I don't understand your question about the ((inaudible)) margin. Even it's including say whatever 50, 75 cents of net impact, positive impact in 2007. If you talk of just evolution of very thin margin for the company between where we are today to where we could be 2007, I see that two percentage points or whatever improvement in term of margin, EBITDA to sales.
If I understood well your question.
Male:
But there's a question, Patrick, is effectively 900 million is going out of your cost base. And that falls through to your bottom line. And what's the implication of that for operating margins. Now, I just look at your revenue base you're broadly indicating that at the very least you'll be moving toward a 30 percent plus operating margin. Is that something you feel is realistically achievable given the balance of your business as it will probably look at that time?
Patrick Langlois:
Yes, no we feel that if you are coming up to about same percentage, ((inaudible)), we can, we should expect, we can expect some improvement in term of operating margin by about two percentage point. Which means the 29 percent plus that's not over 30 percent.
Male:	Please go ahead.
Male:	((inaudible)) from (Neal Associates). A quick question on the growth for '05, '07. Could you please tell us what would be the growth without the carve outs? And with a worse case (Alegra) scenario?
Male:	Easy. On the proforma basis, what we said 10 to 11 proforma basis having done the carve outs. Take the carve outs is about 1 percentage point impact. Instead of 10 to 11, it would be nine to 10.

If we have the impact of (Alegra) earlier whatsoever, we have let's say of course some negative one shot negative impact coming from the loss of (Alegra) for 1.2 billion of sales which would be disappearing in that negative time. And ((inaudible)) better for that, you have all the elements to make the calculations.
Male:	OK. You've been extremely patient. It is 4:45. I suggest we take one last question, if someone has a burning question.
Male:	The normal questions.
Male:	((inaudible)) why don't you go ahead.
Male:	((inaudible)) going back on the top ((inaudible)). You mention that it is coming mostly from the (Actonel). Could you give us first, the number that was in 2002, to make some comparison?
And secondly, is the revenue you are receiving from the Procter & Gamble is depending on of the margin of the product or it's a fixed base?
And if ((inaudible)) will come also in this line going forward?
Male:
((inaudible)) I don't know, I think or not if we can disclose right away at this time the ((inaudible)). But it's a main part of this 252. So I cannot say more because of confidential agreement that we have with P&G.

As far as ((inaudible)) is concerned I think what we will have to do is specification. Normally part of the income coming to us is going to come through that time. It is a complex structure. I think at the time, the product is going to be approved even before we should be able, I would think to tell you or to send you some specific information about the way this ((inaudible)) is going to account.
But a significant part of the income coming from ((inaudible)) is going to come on that line.
Male:	((inaudible)).
Male:	OK.
Male:	OK. Great. I would like to again, on behalf of the management team, thank you for your participation. And hope you enjoy the rest of your day.
Operator: This concludes today's Aventis conference call. Thank you for your participation. You may now hang up.

END